Exhibit 8.1

List of Significant Subsidiaries of United Microelectronics Corporation

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2005
Fortune Venture Capital Corporation	Taiwan, ROC	99.99%
Hsun Chieh Investment Co., Ltd.	Taiwan, ROC	99.97%
TLC Capital Co., Ltd	Taiwan, ROC	100.00%
UMC Capital Corporation	Cayman Islands	100.00%
UMC Group (USA)	California, USA	100.00%
UMC Japan	Japan	53.49%
UMCi Ltd.	Singapore	100.00%
United Microdisplay Optronics Corp.	Taiwan, ROC	86.72%
United Microelectronics (Europe) B.V.	The Netherlands	100.00%
United Microelectronics Corp. (Samoa)	Samoa	100.00%
Thintek Optronics Corp.	Taiwan, ROC	54.26%